373-07

1084059
333-10234

02024773

RECD S.E.C.
MAR 18 2002
070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 15 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 15, 2002

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Thomas Knutzen	Tor Steinum	Norsk Hydro ASA
Telephone	(+47) 22 53 91 15	(+47) 22 53 27 31	Bygdøy allé 2
Cellular	(+47) 90 61 23 59	(+47) 95 08 39 33	N-0240 Oslo
E-mail	thomas.knutzen@ hydro.com	tor.steinum@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 15 March 2002:
Norsk Hydro ASA, the Norwegian Oil and Energy, Aluminium and Agri group, has as of today completed the acquisition of the German aluminium company, VAW aluminium AG. The closing in Düsseldorf today comes just a little over two months after Hydro entered into the agreement with the German utility and industry group, E.ON, to acquire VAW. The completion of the transaction is to be followed by a rapid integration of Hydro and VAW, which will create Hydro Aluminium – an innovative global force in the aluminium industry.

"VAW and Hydro represent an excellent strategic fit. The combination of our strengths in rolled products and extrusions enable us to offer customers a broader product range and move closer to aluminium end users. We will also be able to increase our recycling activities. The combination open significant value creation opportunities," stated Jon-Harald Nilsen, Chief Executive Officer of Hydro Aluminium and Executive Vice President in the Norsk Hydro Group.

Hydro Aluminium will be one of the top three global aluminium suppliers, and market leader in important market segments. Hydro Aluminium will have a total business volume within primary aluminium cast house products of approximately 2.8 million tons. The combined group will have strong positions in markets for rolled and extruded products, and will be a global leader in aluminium applications for the building and automotive industries.
Hydro will be the leading aluminium company in Europe and have significant positions in North America and Asia/Pacific.

Integration planning in advance of the closing has prepared the ground for a rapid integration. Top management in Hydro Aluminium has been identified. Business sector managements will be appointed during April and the combined company will be fully operating as one from July 2002.

The acquisition will be funded through drawing on existing cash funds. VAW aluminium AG will be consolidated into Hydro's accounts as of the closing date.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: March 15, 2002

Idar Elkrem
Senior Vice President Corporate
Accounting and Consolidation

WAS1 #920825 v2